July 21, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Sumeera Younis, Branch Chief

Re:	WisdomTree Digital Trust (the “Trust”) on behalf of Itself and WisdomTree Digital Short-Term Treasury Fund (the “Fund”)

Dear Ms. Younis:

Enclosed for filing on behalf of the Trust is Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A (“Registration Statement”) pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended. As an accompaniment to Pre-Effective Amendment No. 1, enclosed for filing on behalf of the Trust is also a correspondence letter that responds to written comments from the staff of the U.S. Securities and Exchange Commission provided via a letter dated May 28, 2021.

If you have any questions or comments, please contact me at (212) 261-6847.

Sincerely,

/s/ Michael Didiuk
Michael Didiuk

cc:	Ryan Louvar – WisdomTree

Todd Zerega - Perkins Coie LLP